EXHIBIT 99.2

000001	8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com
Mr A Sample
Designation (if any)
Add1	Security Class
Add2	CLASS A SUBORDINATE VOTING SHS
add3	Holder Account Number
add4	C1234567890 XXX
add5
add6

Form of Proxy - Annual General Meeting of Shopify Inc. (the "Company") to be held on May 27, 2020
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy

1.
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.
The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.
The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.
This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying Notice of Meeting and Management Information Circular of the Company.

Proxies submitted must be received by 10:00 a.m. (EDT) on May 25, 2020 (or, if the meeting is adjourned or postponed, by 10:00 a.m. (EDT) two (2) business days before the day on which the meeting is reconvened).
VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now.	You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.	You can attend the meeting virtually by visiting the URL provided on the back of this proxy
If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.
CONTROL NUMBER 123456789012345

+	MR SAM SAMPLE	C1234567890	+
XXX 123

Appointment of Proxyholder
I/We, being shareholder(s) of Shopify Inc. hereby appoint: Amy Shapero, Chief Financial Officer of the Company, or failing her, Joseph A. Frasca, Chief Legal Officer and Corporate Secretary of the Company, or failing him, Harley Finkelstein, Chief Operating Officer of the Company
	OR	Print the name of the person you are appointing if this person is someone other than Amy Shapero or Joseph A. Frasca or Harley Finkelstein

Note: If completing the appointment box above and your appointee intends on attending online YOU MUST go to http://www.computershare.com/shopify and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to gain entry to the online meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Shopify Inc. to be held online at https://web.lumiagm.com/281483373 on May 27, 2020 at 10:00 a.m. (EDT) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	FOR	WITHHOLD		FOR	WITHHOLD		FOR	WITHHOLD
01. Tobias Lütke			02. Robert Ashe			03. Gail Goodman

04. Colleen Johnston			05. Jeremy Levine			06. John Phillips

							FOR	WITHHOLD
2. Appointment of Auditors
Resolution approving the re-appointment of PricewaterhouseCoopers LLP as auditors of the Company and authorizing the Board of Directors to fix their remuneration.

							FOR	WITHHOLD
3. Advisory Vote on Executive Compensation
Non-binding advisory resolution that the shareholders accept the Company's approach to executive compensation as disclosed in the Management Information Circular for the Meeting.

Authorized Signature(s) - This section must be completed for your instructions to be executed.					Signature(s)		Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
DD/MM/YY

Interim Financial Statements - These documents are available at investors.shopify.com so we encourage you not to mark this box in order to protect the environment and reduce costs. Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.

Annual Financial Statements - The Annual Financial Statements are available at investors.shopify.com so we encourage you not to mark this box in order to protect the environment and reduce costs. Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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